UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

(Amendment No. 1)

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

SUMITOMO KOKAN KABUSHIKI GAISHA

(Name of Subject Company)

SUMITOMO PIPE & TUBE CO., LTD.

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

NIPPON STEEL & SUMITOMO METAL CORPORATION

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Nobuya Kanbe

Senior Manager

General Administration Dept.

General Administration Div.

Nippon Steel & Sumitomo Metal Corporation

6-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8071, Japan

Tel: +81-3-6867-2513

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I—INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a) The following documents are attached as exhibits to this Form:

Exhibit number	Description
1	English translation of the joint press release titled “Announcement regarding Nippon Steel & Sumitomo Metal Corporation Making Sumitomo Pipe & Tube Co., Ltd. its Wholly-Owned Subsidiary, and regarding the Basic Agreement Concerning the Merger of Sumitomo Pipe & Tube Co., Ltd. and Nittetsu Steel Pipe Co., Ltd.” dated April 26, 2013.[1]

2	English translation of the notice titled “Notice of the 157th Ordinary General Meeting of Shareholders” of SUMITOMO PIPE & TUBE CO., LTD. dated June 12, 2013

(b) Not applicable.

Item 2.	Informational Legends

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in the English translations of the documents included as Exhibits 1 and 2.

PART II—INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III—CONSENT TO SERVICE OF PROCESS

Nippon Steel & Sumitomo Metal Corporation has filed with the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X on April 26, 2013.

[1]	Previously furnished to the Commission as part of Form CB on April 26, 2013

PART IV—SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NIPPON STEEL & SUMITOMO METAL CORPORATION

By:	/s/ Masato Matsuno
Name: Masato Matsuno
Title: Executive Officer General Administration Div.

Date: June 12, 2013